

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2020

Ernesto W. Letiziano
President and Director
Signet International Holdings, Inc.
205 Worth Avenue, Suite
Palm Beach, FL 33480

> **Re: Signet International Holdings, Inc.**
> **Amendemnt No. 1 to Registration Statement on Form 10**
> **Filed August 19, 2020**
> **File No. 000-51185**

Dear Mr. Letiziano:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. References to our prior comments refer to our letter dated August 6, 2020.

Amendment No. 1 to Registration Statement on Form 10

Business, page 1

1. We note your responses to prior comments 1 and 2 regarding your option agreements. Please revise to disclose the amount you paid for option agreements and clarify that the right to extend your expired option agreements for Graphene and Battery technologies, as advised by the Florida universities verbally, may or may not be legally binding.

2. Your response to prior comment 4 indicates that your agreement to market and develop Graphene technology between Signet Graphene Technologies, Inc. and Florida International University has expired and such disclosure has been removed from your registration statement. We are unable to find this change, as your registration statement still contains disclosure describing this agreement on page 5. Please revise accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney at (202) 551-3297 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: William Robinson Eilers, Esq.